Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NEW YORK 10103

March 19, 2009

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. J31 dated March 13, 2009 relating to Notes Linked to a Weighted Basket of Three Dual Directional Buffered Return Enhanced Components, Consisting of the Dow Jones EURO STOXX 50® Index, the FTSE 100TM Index and the TOPIX® Index due September 17, 2009 (the “Pricing Supplement”) to the underlying supplement dated December 31, 2008 relating to Medium-Term Notes (the “Underlying Supplement”), to the product supplement dated October 24, 2008 relating to Return Enhanced Notes (REN) and Buffered Return Enhanced Notes (BREN) and Dual-Directional Buffered Return Enhanced Notes (DD-BREN) Linked to the Value of an Index, an Exchange-Traded Fund or a Basket (the “Product Supplement”), to the prospectus supplement dated March 24, 2008 (the “Prospectus Supplement”) for the Company’s Medium-Term Notes relating to the prospectus dated March 29, 2007 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-132936-14) (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain U.S. Federal Income Tax Considerations” in the Product Supplement and in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Certain U.S. Federal Income Tax Considerations” in the Product Supplement and in the Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP